INTERIM REPORT JANUARY – MARCH 2015

STOCK

SAP SE common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies) and the Dow Jones EURO STOXX 50. We use the S&P North American Technology Software Index for comparison purposes.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices on 3/31/2015
DAX 30	6.3%
Prime All Share	4.8%
CDAX	5.0%
HDAX	5.1%
Dow Jones STOXX 50	1.7%
Dow Jones EURO STOXX 50	2.7%

SAP stock and the two major benchmark indices all rose significantly in early 2015: In the first quarter, the SAP share price climbed 16.0%, while the DAX 30 gained 22.0% and the EURO STOXX 50 increased 17.5%.

SAP stock started the year at €58.26, the Xetra closing price on December 31, 2014. Burdened by critical analyst estimates, it slipped to its low for the quarter at €54.53 on January 9. The share price rebounded shortly thereafter, however, following the publication of the first preliminary full-year and fourth-quarter 2014 business results on January 12. When SAP published its overall preliminary results on January 20, it also announced its 2015 full-year and medium-term business outlook. The SAP share price fell 4.6% on the same day but soon increased noticeably, ultimately surpassing the €60.00 mark on February 12.

Most notably, the European Central Bank’s (ECB) announcement it would continue its ultralow fiscal policy, coupled with its January 22 announcement of bond purchases, led to positive market sentiment. Even the January parliamentary elections in Greece and ensuing controversies between the new Greek government and international creditors did not impact the positive development of the stock markets. A subsequent ceasefire in the Ukraine conflict in February supported this bullish sentiment, thrusting the DAX past the 12,000 points mark for the first time in its history on March 12. Meanwhile, the SAP share price benefitted from the Company’s persuasive appearance at the CeBIT IT trade fair as well as from its recommendation of a 10% dividend increase. At the end of March, SAP stock rose to mark its first-quarter high at €67.53 – its highest level since March 6 and 7, 2000.

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Capital Stock

SAP’s capital stock on March 31, 2015, was €1,228,504,232 (December 31, 2014: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Market Capitalization

With the Xetra closing price at €67.53 on the last trading day of the first three months of the year, SAP’s market capitalization was €83.0 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the sixth-largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The proportion of SAP stock in free-float stood on March 31, 2015 at 74.8% (December 31, 2014: 74.6%). Based on this free-float factor, it results in a free-float market capitalization of approximately €62.1 billion. When measured by its free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the first quarter.

For more information about SAP common stock, see the SAP Web site at www.sap.com/investor.

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Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Report (Unaudited) section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS (including the interpretations by the IFRS Interpretations Committee (IFRIC)) both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2014, presents significant events and transactions of the first quarter of 2015, and updates the forward-looking information contained in our Management Report 2014. Both the 2014 consolidated financial statements and the 2014 Management Report are part of our 2014 Integrated Report which is available at www.sapintegratedreport.com.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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QUARTERLY FINANCIAL REPORT (UNAUDITED)

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GENERAL INFORMATION

Forward-Looking Statements

This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this quarterly financial report. To fully consider the factors that could affect our future financial results, both our 2014 Integrated Report and Annual Report on Form 20-F for December 31, 2014, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF or the other mentioned sources of industry data. SAP does not adopt or endorse any of the statistical information. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on March 31, 2015, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This quarterly financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

STRATEGY AND BUSINESS MODEL

We did not change our strategy and our Business Model in the first three months of 2015. For a detailed description, see the 2014 Integrated Report and item 4 in the 2014 Annual Report on Form 20-F.

PRODUCTS, RESEARCH AND DEVELOPMENT, AND SERVICES

In the first quarter of 2015, we made the following enhancements to our portfolio of software and services. For a detailed description of our portfolio of software and services, see chapter products, research and development and services in our 2014 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2014 Annual Report on Form 20-F.

Software Portfolio

Our 2014 Integrated Report, SAP stated “we apply our Run Simple operating principle in everything we do to help customers run their businesses simpler and master complexity.” As we aim to become “THE cloud company powered by SAP HANA,” we are going far beyond incremental change to achieve radical simplification – enabling our customers to stay ahead of trends, make better decisions faster, and propel innovation.

Applications

At the NRF 104th Annual Convention and EXPO in January, we announced plans to launch the SAP Assortment Planning for Retail application, which enables retailers to optimally cluster stores using attributes then select and plan items by store cluster in order to maximize sales and profit.

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We collaborated with Raab Associates, Inc. to create the marketing gap analysis tool, a free online interactive tool launched in January that provides marketers with personalized recommendations on focus areas of investment for their organization.

Announced in February a new mobile solution to simplify Direct Store Delivery (DSD) was developed to help consumer products companies solve the challenges of lack of access to real-time data, limited role and process optimization, and poor route planning.

In February, hybris, an SAP company, launched a new solution that unifies customer data into one centralized hub and allows companies to unleash the power of truly contextual marketing for the first time.

Barcelona for You Tourist Network (BCN4U), a showcase solution, was unveiled in March. It is envisioned as Barcelona’s next-generation interactive mobile travel platform to help give tourists and citizens a better experience as they move around the city, and provide local businesses and agencies with new opportunities to connect with customers.

We announced we are working with Google to support Android™ for Work which enables employees to securely bring their own Android devices to the workplace and conveniently switch between work and personal activities without relinquishing control of personal data.

Announced in March, SAP is collaborating with Jasper to help enterprises simplify the process of deploying and managing Internet of Things (IoT) services. The companies will team to offer an integrated solution that will help reduce the time to launch, manage and monetize IoT services.

Also announced in March, SAP and T-Systems will partner to offer a cloud-based logistics solution for Internet of Things (IoT).

The SAP Cloud for Planning solution became generally available. Built natively on SAP HANA Cloud Platform, the solution helps users simplify planning processes.

The SAP Lumira solution, Edge edition, became generally available in March to help bring cost-effective data visualization to teams and departments within small and midsize businesses.

The 2.0 version of SAP Predictive Analytics software became available. The software combines the functionality of SAP Predictive Analysis software and the SAP InfiniteInsight solution helps bridge the skills gap by placing complex predictive capabilities in the hands of many more users.

In March, we announced the general availability of SAP Cash Management powered by SAP HANA, a new application that delivers drill-down analysis into an organization’s global cash balances and cash positions in real time, simplifying the work of finance professionals.

Also in March, we announced plans to release enhancements to the SAP hybris Marketing solution, specifically designed to help Communication Service Providers (CSPs) simplify their B2C and B2B customer engagements while improving the effectiveness of their marketing operations.

To help companies manage the transition to a new standard specifying the accounting guidance for revenue recognition in countries adhering to U.S. GAAP and IFRS, we announced SAP Revenue Accounting and Reporting 1.0, a solution which specifically addresses requirements derived from this new accounting standard but also generic requirements related to revenue recognition across various accounting standards.

Platform

Announced in February, SAP Business Suite 4 SAP HANA (SAP S/4HANA) is our next-generation business suite. It is a new product fully built on and for the SAP HANA platform and is designed with the SAP Fiori user experience.

The SAP HANA Big Data Intelligence rapid-deployment solution announced in January helps businesses to evolve with changing market environments by acquiring, analyzing, and presenting data quickly and affordably from a variety of sources.

SAP HANA Cloud Platform mobile services was announced at the Mobile World Congress in March. It is designed to drive mobile business innovation by connecting people, devices and business networks using SAP’s end-to-end capabilities covering the development, staging and secure deployment of mobile apps.

We announced plans to develop a Big Data solution to help simplify IT landscapes and unlock business innovation for Communication Service Providers (CSPs). Powered by SAP HANA and designed to run on SAP HANA Cloud Platform, the solution is expected to provide real-time, contextual data processing and analytics for telecommunications companies.

SAP teamed up with the International Cricket Council (ICC) to enhance the fan experience around the ICC Cricket World Cup 2015, one of the largest sporting events in the world. SAP HANA Cloud Platform and SAP Lumira software helped analyze and simplify ball-by-ball match data in real time, providing fans with statistics and historical insights for matches on the ICC Match Centre.

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Business Network

Use of Ariba expanded among the world’s largest companies, as more than two-thirds of the Forbes Global 2000 list connect to the world’s largest business network to streamline processes as well as boost productivity and performance.

Ariba is helping transform retail procurement as outfitters like Columbia Sportswear leverage its cloud-based solutions and business network to fuel a best-in-class procure-to-pay process that yields efficiencies and savings.

Ariba is changing the game for small and midsized enterprises as companies like Hayden Professional Services tap into the Ariba Network and cloud-based services like AribaPay to speed payments and boost revenue.

In the first quarter of 2015, Fieldglass launched new data centers in Germany, the Netherlands and the United Kingdom in response to the increasing demand by customers to understand and control where their data is hosted.

Research and Development

Our total research and development expense increased to €724 million in the first three months of 2015, compared to €549 million in the corresponding period in 2014. We had 19,100 full-time equivalent employees (FTEs) working in research and development teams on March 31, 2015, an increase of 1,212 FTEs compared to the prior year (March 31, 2014: 17,888).

On our IFRS numbers, the portion of total revenue we spent on research and development in the first three months of 2015 was 16.1%, which increased by 1.2 percentage points compared to the 14.9% recorded for the first three months of 2014. On the non-IFRS numbers, the portion of total revenue we spent on R&D in the first three months of 2015 was 14.3%, an increase of 0.1 percentage points compared to the same period in the previous year (14.2%).

ACQUISITIONS

During the first three months of 2015 we have not completed any new acquisitions.

For more information about acquisitions in the prior year, see Note (4) in the Notes to the 2014 Annual Report.

EMPLOYEES AND SOCIAL PERFORMANCE

Nothing has a greater impact on SAP’s long-term success than the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the first quarter of 2015, the employee retention rate was 93.3% (compared to 93.4% in the first quarter of 2014). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first quarter of 2015, 22.3% of all management positions at SAP were held by women, compared to 20.9% at the end of March 2014. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

On March 31, 2015, we had 74,551 full-time equivalent (FTE) employees worldwide (March 31, 2014: 66,750; December 31, 2014: 74,406).

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Those headcount numbers included 17,760 FTEs based in Germany (March 31, 2014: 17,157), and 15,775 FTEs based in the United States (March 31, 2014: 13,431).

ENVIRONMENTAL PERFORMANCE: ENERGY AND EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas emissions across our entire value chain. Between the beginning of 2008 and the end of the first quarter of 2015, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €310 million, compared to a business-as-usual extrapolation.

Moreover, to credibly offer solutions that help our customers better manage their use of resources, we must do so ourselves. By addressing the financial and environmental impact of our energy consumption, we gain valuable insights to create solutions for our customers.

Our goal is to reduce the greenhouse gas (GHG) emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the first quarter of 2015 totaled 150kilotons CO2 compared to 125 kilotons in the first quarter of 2014. This increase is primarily due to a rise in business flights.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 35% and per euro of revenue by about 48% at the end of March 2015 (rolling four quarters).

Since mid of 2014, private users have the possibility to use TwoGo by SAP (www.twogo.com) for ridesharing. Private use is free of charge. The main benefit of TwoGo by SAP is to organize regular short distance rides, e.g. for commuters. We are working on increasing our share of electric vehicles in our company car fleet and will expand to further locations and invest into the infrastructure in 2015.

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been included in the Ethibel Sustainability Indices Excellence Europe and Excellence Global in the first quarter of 2015.

ORGANIZATION AND CHANGES IN MANAGEMENT

On January 9, 2015 Michael Kleinemeier and Steve Singh were appointed as members to the Global Managing Board, with immediate effect. Michael Kleinemeier leads SAP Service and Support worldwide. Steve Singh, CEO of

Concur, is responsible for SAP’s Business Network strategy.

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FINANCIAL PERFORMANCE: REVIEW AND ANALYSIS

Economy and the Market

Global Economic Trends

The global economy grew slightly faster in the first quarter of 2015 than in 2014. In general, the steep slide in oil prices had a positive impact on global economic activity, yet weighed on growth in oil-exporting countries, according to the most recent report from the European Central Bank (ECB).

In the Europe, Middle-East, and Africa (EMEA) region, economies in the euro area continued to improve thanks to loose monetary policy and declining oil prices. Similarly, the economies of the largest Central and Eastern European countries enjoyed positive growth in the first quarter, except for Russia, where growth weakened as a result of geopolitical tensions, according to the ECB.

The Americas region was characterized by robust economic growth in the United States at the start of the year, whereas the ECB reports significantly lower levels of growth in Latin America.

In the Asia Pacific Japan (APJ) region, Japan’s economy regained some momentum in the first quarter after the slump in activity following the consumption tax hike in April 2014, the ECB says. Monetary easing and economic stimuli in China, meanwhile, provided some temporary support for the Chinese economy.

The IT Market

In the first quarter of 2015, the global IT market grew approximately 4% compared to the same period the previous year, according to the United States-based market research firm International Data Corporation (IDC) in its current Black Book. IDC cites the substantial growth in the software market (around 6%) and the continued strong demand for mobile devices. But also the decline in oil prices had a positive impact on the global IT market.

The market for IT in the Europe, Middle-East, and Africa (EMEA) region started off the year slightly slower than it did 2014. Growth in Western Europe was 2%, IDC says, with the software segment significantly outperforming the remaining market segments. Thereby the IT market in Germany expanded faster than the Western European average, political uncertainty caused by the conflict in Ukraine dampened activity in Central and Eastern Europe, while IT spending in Russia declined, IDC reports. In contrast, the IT market remained robust in the Middle East and Africa.

In the Americas region, IT market continued to grow faster than the global average, driven primarily by strong business in the United States. According IDC’s calculations, IT spending in several Latin American countries such as Brazil and especially Mexico also regained momentum in the reporting period.

IT markets in the Asia Pacific Japan (APJ) region, meanwhile, were unstable in the first quarter of 2015, mainly due to the hardware segment, IDC reports. Economic slowdown was particularly noticeable in Japan, where only the software segment continued to grow by roughly 4% compared to the same quarter last year. IT growth slowed significantly in China as well, IDC reports; only the investments in software and services saw 10% growth year-over-year growth,

Impact on SAP

SAP showed a strong performance in the EMEA region in both the core and the cloud business. Cloud traction was exceptional with cloud subscriptions and support revenue growing by 114% driven by a very strong performance in the UK. As expected the macroeconomic and political environment continued to weigh on SAP’s business in Russia and Ukraine but a double-digit software revenue growth in Germany pushed EMEA to a 13% increase in non-IFRS cloud and software revenue.

In the Americas region, non-IFRS cloud subscriptions and support revenue grew by 136%. Non-IFRS cloud and software revenue increased 34% year-over-year helped by triple-digit growth in cloud subscriptions and support revenue in the United States. Brazil bounced back with strong double-digit software revenue growth.

The Company had an exceptional quarter in APJ. Non-IFRS cloud subscriptions and support revenue grew by 137% driven by a very strong quarter in India. Non-IFRS cloud and software revenue increased by 38%. Japan stood out with strong double-digit growth in software revenue.

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Changes to Income Statement Structure

We changed and simplified the presentation of our services revenue in our income statement starting with the first quarter of 2015 to align our financial reporting with the change in our services business under the ONE Service approach.

The revenue from premium support services is now combined with the revenue from professional services and other services in a new services revenue line item. Until 2014, revenues from premium support services were classified as support revenues.

Simultaneously with this change, we simplified and clarified the labeling of several line items. This includes renaming the previous revenue subtotal labeled software and support (which included premium support revenues) to software licenses and support (which no longer includes premium support revenues). The previous revenue subtotal labeled software and software-related service revenue is renamed cloud and software and accordingly no longer includes premium support revenue, which is now reclassified under the new services revenue line item.

The two revenue line items, cloud subscriptions and support and total revenue are not affected by any of these changes and remain unaltered.

In the discussion of our assets, financial position, and operating results, the financial data presented for the first quarter of 2015 fully contains the revenue and expenses, assets, liabilities and cash flow from Concur and Fieldglass. Concur and Fieldglass numbers are not included in the prior-year amounts – Concur was acquired on December 4, 2014 and Fieldglass on May 2, 2014.

Performance Against Our Outlook for 2015 (Non-IFRS)

In this section, all discussion of the first three months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

Starting in the second quarter of 2014, we additionally adjust our non-IFRS operating expense by excluding the expenses resulting from the Versata litigation (for more information about this litigation, see the Notes to the Consolidated Interim Financial Statements section, Note (14). Amounts for the first quarter of 2015 and 2014 have been adjusted accordingly.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2015 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Operational Targets for 2015 (Non-IFRS) section in this interim management report.

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Key Figures – SAP Group in the First Quarter of 2015 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	1/1/ – 3/31/2015	1/1/ – 3/31/2014	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	509	221	131	95
Software licenses	696	623	12	1
Software support	2,454	2,098	17	7
Cloud and software	3,659	2,942	24	12
Total revenue	4,502	3,701	22	10
Operating expense	–3,446	–2,782	24	13
Operating profit	1,056	919	15	–2
Operating margin (in %)	23.5	24.8	–1.4pp	–2.6pp
Profit after tax	697	667	5	NA
Effective tax rate (in %)	22.3	25.9	–3.6pp	NA
Earnings per share, basic (in €)	0.58	0.56	5	NA

Actual Performance in the First Quarter of 2015 (Non-IFRS)

Our revenue from cloud subscriptions and support (non-IFRS) was €509 million (Q1 2014: €221 million), an increase of 131% (95% at constant currencies) compared to the same period in 2014. Our cloud subscriptions and support margin was down 5 percentage points to 66%. This decrease was primarily due to increasing expenses related to the ramp-up of the cloud business, with related investments, as well as additional personnel expenses to support the growth of our SAP HANA Enterprise Cloud offerings.

In the first quarter 2015, Fieldglass contributed €23 million (€19 million at constant currencies) and Concur contributed €153 million (€128 million at constant currencies) to SAP’s cloud subscriptions and support revenue (non-IFRS). Additionally, in the first quarter of 2015 Concur generated €10 million of transactional network fee revenues (non-IFRS) that are classified as service revenues rather than cloud subscription revenue.

Starting with the reporting for the first quarter of 2015, SAP reports a new cloud related measure called ‘new cloud bookings’. This measure is an order entry measure that is determined as follows:

-	It includes all order entry of a given period that meets all of the following conditions:
-	The revenue from the orders is expected to be classified as cloud subscription and support revenue.
-	It results from purchases by new customers and incremental purchases by existing customers (consequently, orders to renew existing contracts are not included).
-	The order amount is contractually committed (that is, variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature, Ariba and Fieldglass network transaction fees are not reflected in the new cloud bookings metric.
-	Amounts are annualized. That is, for contracts with durations of more than one year the annual order entry amount is included in the number.

Thus, the ’new cloud bookings’ measure is an indicator for our cloud-related sales success in a given period and for secured future cloud subscription revenue. New cloud bookings increased 121% in the first quarter to €120 million (Q1 2014: €54 million). Concur contributed €35 million to SAP’s new cloud bookings in the first quarter 2015. The new cloud bookings metric excludes Ariba and Fieldglass network transaction fees.

In the first quarter of 2015, cloud and software revenue (non-IFRS) was €3,659 million (Q1 2014: €2,942 million), an increase of 24%. On a constant currency basis, the increase was 12%.

Total revenue (non-IFRS) in the same period was €4,502 million (Q1 2014: €3,701 million), an increase of 22%. On a constant currency basis, the increase was 10%.

Operating expense (non-IFRS) in the first quarter of 2015 was €3,446 million, an increase of 24% (Q1 2014: €2,782 million). On a constant currency basis, operating expense (non-IFRS) increased by 13%.

Operating profit (non-IFRS) was €1,056 million (Q1 2014: €919 million), an increase of 15% (a decrease of 2% at constant currencies).

Operating margin (non-IFRS) in the first quarter of 2015 was 23.5%, a decrease of 1.4 percentage points (Q1 2014: 24.8%). Operating margin (non-IFRS) on a constant currency basis was 22,2%, a decrease of 2.6 percentage points.

In the first quarter of 2015, profit after tax (non-IFRS) was €697 million (Q1 2014: €667 million), an increase of 5%. Basic earnings per share (non-IFRS) was €0.58 (Q1 2014: €0.56), an increase of 5%.

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The effective tax rate (non-IFRS) in the first quarter of 2015 was 22.3% (Q1 2014: 25.9%). The year-over-year decrease in the effective tax rate mainly resulted from changes in taxes for prior years and from tax effects on changes in foreign currency exchange rates which were partly compensated by valuation allowances on deferred tax assets.

Segment Information

In the first quarter of 2015, we made the following changes to our segment reporting compared to the status as described in our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (29):

On December 4, 2014, we completed our acquisition of Concur and in the first quarter of 2015 we announced our intention to combine all SAP network offerings (that is, predominantly the activities of the purchased Concur business and the network activities of the Ariba and Fieldglass businesses acquired earlier) and launch the SAP Business Network, a network of networks which covers sourcing, procurement, and travel and expense.

The SAP Business Network qualifies as an operating segment and as a reportable segment under IFRS 8.

Consequently, since the first quarter 2015, SAP has two segments – Applications, Technology & Services and SAP Business Network. These are the components of SAP that our Executive Board, regularly reviews to assess the performance of our Company and for making resource allocation decisions.

Key Figures in SAP Segment Reporting in the First Quarter of 2015

Applications, Technology & Services Segment

In the first quarter of 2015, segment revenue of the Applications, Technology & Services segment increased by 16% to €4,128 million or by 5% to €3,741 million on a constant currency basis (Q1 2014: €3,565 million) mainly driven by a strong increase in software support revenue. The segment’s gross margin decreased slightly by 1 percentage point to 69% or by 1 percentage point to 68% on a constant currency basis (Q1 2014: 70%). Segment profit for the Applications, Technology & Services segment increased by 12% to€ 1,425 million or decreased by 1% to €1,248 million on a constant currency basis (Q1 2014: €1,266 million) which results in an decrease in the segment’s operating margin by 1 percentage point to 35% or by 2 percentage points to 33% on constant currency basis (Q1 2014: 36%).

SAP Business NetworkSegment

In the first quarter of 2015, segment revenue of the SAP Business Network segment increased by 207% to €368 million or by 157% to €308 million on constant currency basis (Q1 2014: €120 million) mainly driven by a strong increase in cloud subscription and support revenue. Concur and Fieldglass together contributed €176 million (€147 million at constant currencies) to the Q1 2015 segment revenue. The segment’s gross margin remained flat at 68% or decreased by 1 percentage point to 67% at constant currency basis (Q1 2014: 68%). Segment profit for the SAP Business Network segment increased by 234% to €66 million or by 148% to €49 million (Q1 2014: €20 million) which results in an increase in the segment’s operating margin by 1 percentage point to 18% or a decrease by 1 percentage point to 16% at constant currencies (Q1 2014: 17%).

We now run the world’s largest network of its kind, connecting more than 1.8 million companies. The trailing twelve month network spend volume was approximately US$750 billion.

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Key Figures – SAP Group in the First Quarter of 2015 (IFRS)

€ millions, unless otherwise stated	1/1/ – 3/31/2015	1/1/ – 3/31/2014	Change	Change in %
Cloud subscriptions and support	503	219	284	129
Software licenses	696	623	73	12
Software support	2,454	2,097	357	17
Cloud and software	3,653	2,939	0	24
Total revenue	4,497	3,698	799	22
Operating expense	–3,859	–2,975	–884	30
Operating profit	638	723	–85	–12
Operating margin (in %)	14.2	19.5	–5.4pp	NA
Profit after tax	413	534	–120	–23
Effective tax rate (in %)	13.6	24.1	–10.5pp	NA
Headcount (average first 3 months)	74,455	66,722	7,733	12
Days sales outstanding in days (March 31)	67	63	4	6
Earnings per share, basic (in €)	0.35	0.45	–0.10	–23

Deferred cloud subscriptions and support revenue (March 31)	794	451	343	76

Operating Results in the First Quarter (IFRS)

Orders

The total number of completed transactions for on-premise software in the first quarter of 2015 increased 1% year-over-year to 12,037 (Q1 2014: 11,871). In addition, the average value of software orders received for on-premise software deals increased 22% compared to the year before. Of all our software orders received in the first quarter of 2015, 23% were attributable to deals worth more than €5 million (Q1 2014: 13%), while 49% were attributable to deals worth less than €1 million (Q1 2014: 55%).

Revenue

Our revenue from cloud subscriptions and support was €503 million (Q1 2014: €219 million), an increase of 129% compared to the same period in 2014. In the first quarter 2015, Fieldglass contributed €23 million and Concur contributed €147 million to SAP’s cloud subscriptions and support revenue. Additionally, in the first quarter of 2015 Concur generated €10 million of transactional network fee revenues that are classified as service revenues rather than cloud subscription revenue.

In the first quarter of 2015, software licenses revenue was €696 million (Q1 2014: €623 million), an increase of 12% compared to the same period in 2014.

Total revenue was €4,497 million (Q1 2014: €3,698 million), an increase of 22% compared to the same period in 2014.

Operating Expense

In the first quarter of 2015, our operating expense increased 30% to €3,859 million (Q1 2014: €2,975 million).

Operating Profit and Operating Margin

In the first quarter of 2015, operating profit decreased 12% compared with the same period in the previous year to €638 million (Q1 2014: €723 million). This decrease was primarily due to increasing expenses related to the ramp-up of our cloud business. Our operating margin decreased by 5.4 percentage points to 14.2% (Q1 2014: 19.5%).

Profit After Tax and Earnings per Share

In the first quarter of 2015, profit after tax was €413 million (Q1 2014: €534 million), a decrease of 23%. Basic earnings per share was €0.35 (Q1 2014: €0.45), a decrease of 23%.

The effective tax rate in the first quarter of 2015 was 13.6% (Q1 2014: 24.1%). The year-over-year decrease in the effective tax rate mainly resulted from changes in taxes for prior years, from tax effects on changes in foreign currency exchange rates and from tax effects relating to changes in the regional allocation of income which were partly compensated by valuation allowances on deferred tax assets.

14	INTERIM MANAGEMENT REPORT

Finances (IFRS)

Capital Structure Management

On March 25, 2015, SAP placed a triple-tranche Eurobond transaction consisting of a €500 million two-year floating rate tranche at 3-month-Euribor plus 17 basis points (issue price 100%), a €650 million five-year floating rate tranche at 3-month-Euribor plus 30 basis points (issue price 100%) and a €600 million ten-year fixed rate tranche with a coupon of 1.000% (issue price 99.264%). The notes were issued under the Debt Issuance Programme of currently €8 billion, which was initiated in 2012. The issuance has been rated “A2” / “A” by Moody’s and S&P, which is in line with the rating of the underlying Debt Issuance Programme.

The transaction was well received by the market and was benefiting from strong international demand, with the majority of the Eurobond being allocated to German and French institutional investors. We used the proceeds, which we received in early April 2015, to refinance the term loan for the acquisition of Concur.

Cash Flow and Liquidity

Operating cash flow for the first three month of 2015 was €2,366 million (first three month of 2014: €2,352 million). Thus our operating cash flow increased nearly 1% over the same period in the previous year.

Group liquidity stood at €5,333 million on March 31, 2015 (December 31, 2014: €3,423 million). Group liquidity comprised cash and cash equivalents totaling €4,635 million (December 31, 2014: €3.328 million) and current investments totaling €698 million (December 31, 2014: €95 million).

Group Liquidity of SAP Group

€ millions	03/31/ 2015	12/31/ 2014	Change
Cash and cash equivalents	4,635	3,328	1,307
Current investments	698	95	603
Group liquidity, gross	5,333	3,423	1,910
Current financial debt	–1,340	–2,157	817
Net liquidity 1	3,993	1,266	2,727
Non-current financial debt	–9,184	–8,936	–248
Net liquidity 2	–5,191	–7,670	2,479

Net liquidity 1 is total group liquidity minus current financial debt. It increased on a year-to-date basis by €2,727 million to €3,993 million.

Net liquidity 2, defined as net liquidity 1 minus non-current financial debt, was –€5,191 million (December 31, 2014: –€7,670 million).

Financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Interim Financial Statements section, Note (11).

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on March 31, 2015, were as follows:

Free Cash Flow

€ millions	1/1 – 03/31/ 2015	1/1 – 03/31/ 2014	Change in %
Free cash flow	2,227	2,222	0

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	03/31/ 2015	03/31/ 2014	Change in Days
Days’ sales outstanding (DSO) in days	67	63	4

Days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 67 days, a 4-day increase year over year.

Assets (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €43,931 million on March 31, 2015, an increase of €5,424 million since December 31, 2014, resulting mainly from foreign exchange related revaluations and an increase in cash and cash equivalents from the operating cash flow.

The equity ratio on March 31, 2015, was 51% (December 31, 2014: 51%).

Investments

Investments in intangible assets and property, plant, and equipment were €136 million in the first three months of 2015, which remained virtually stable compared to the first three months of 2014 (€126 million).

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to structured entities, that are not disclosed in our interim Consolidated Financial Statements.

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE on March 31, 2015, which was €83.0 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €22.3 billion (December 31, 2014: €19.6 billion). This means that the market capitalization of our equity is almost four times higher than the book value.

INTERIM REPORT JANUARY – MARCH 2015	15

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2014 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$17.3 billion.

RISK MANAGEMENT AND RISKS

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 14 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report and our Annual Report on Form 20-F for 2014. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EXPECTED DEVELOPMENTS AND OPPORTUNITIES

Future Trends in the Global Economy

The global economy can be expected to recover gradually in 2015 and expand by more than 3%, according to the most recent report from the European Central Bank (ECB). The economists expect that lower oil prices will continue to boost global demand but the economic situation in some emerging markets, particularly in oil-exporting countries, will deteriorate as the year progresses. Tensions between Russia and Ukraine, should they re-escalate, could also have an adverse effect on global growth, the ECB warns.

In the Europe, Middle-East, and Africa (EMEA) region, the ECB anticipates continued improvement in the euro area in 2015, thanks to loose monetary policy. The ECB expects the gross domestic product (GDP) in the euro area to grow well above 1% in 2015 and increase even further in the coming years. The analysts also expect slightly increasing growth rates in Central and Eastern European economic activity in 2015, but the ECB anticipates a recession in Russia.

The ECB predicts the Americas region will continue to benefit from strong U.S. economic growth, but has a weaker than previously expected outlook for Latin America, particularly for the oil exporting countries.

Turning to the Asia Pacific Japan (APJ) region, the ECB expects Japan’s economy to continue to recover at a low rate for the remainder of the year. On the other hand, the Chinese economy will decelerate again thus reaching a more sustainable course of economic growth in the long-term.

Economic Trends – Year-Over-Year GDP Growth

%
World	2014e	2015p	2016p
World	3.3	3.5	3.7
Advanced economies	1.8	2.4	2.4
Developing and emerging economies	4.4	4.3	4.7
Europe, the Middle East, and Africa (EMEA)
Euro area	0.8	1.2	1.4
Germany	1.5	1.3	1.5
Central and Eastern Europe	2.7	2.9	3.1
Middle East and North Africa	2.8	3.3	3.9
Sub-Saharan Africa	4.8	4.9	5.2
Americas
United States	2.4	3.6	3.3
Canada	2.4	2.3	2.1
Central and South America, Caribbean	1.2	1.3	2.3
Asia Pacific Japan (APJ)
Asian developing economies	6.5	6.4	6.2
Japan	0.1	0.6	0.8
China	7.4	6.8	6.3

e = Estimate; p = Projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2015, Cross Currents as of January 20, 2015, p.3

IT Market: The Outlook for 2015

International Data Corporation (IDC), a market research firm based in the United States, predicts that the worldwide IT market will grow by roughly 3.4% (year-over-year). Lower prices for mobile devices and economic uncertainty caused by geopolitical conflicts are expected to dampen the hardware segment. The software segment is expected to grow more strongly in 2015 than it did in 2014, at a rate of around 6.3%.

IDC sees the growth prospects for the IT market in the Europe, Middle East, and Africa (EMEA) region as uncertain: On the one hand, companies could take advantage of the lower oil prices and increase their IT spending; on the other hand, economic uncertainty surrounding Greece’s continued debt crisis could cause companies to hold back on their IT investments. In Western Europe, IDC expects the IT market to expand by 1.8% (Germany: 2.8%), with a 4.7 % increase in the software segment (Germany: 6.1%). The IT market in Russia, meanwhile, is expected to decline by almost 10% as a result of the political environment there.

IDC also expects the IT market in the Americas to outperform against the global average by the end of the year, with a growth rate of 4.2%. While U.S. IT investment is expected to grow by 3.7% (software segment: 6.9%), IDC predicts even stronger growth in Latin America – by as much as 7.3% in Brazil and 6.4% in Mexico.

16	INTERIM MANAGEMENT REPORT

IDC is less optimistic about the Asia Pacific Japan (APJ) region, and has lowered its 2015 growth forecast to 3.3%, mainly in light of the waning hardware segment. However, IDC continues to anticipate an increase of roughly 6.2% in the software segment. IDC expects the IT market in Japan will develop at a modest pace of –1.1% in 2015, whereas China’s will accelerate by 5.0%.

Trends in the IT Market –

Increased IT Spending Year-Over-Year

%
World	2014e	2015p	2016p
Total IT	4.0	3.4	3.4
Hardware	4.0	2.5	2.0
Packaged software	6.0	6.3	6.6
Applications	5.9	6.1	6.4
IT services	3.0	3.0	3.3
Europe, Middle East, Africa (EMEA)
IT total	3.6	2.5	2.5
Packaged software	3.8	4.5	5.0
Applications	4.0	4.4	4.8
IT services	2.1	2.2	2.9
Americas
IT total	4.0	4.2	3.7
Packaged software	7.3	7.3	7.5
Applications	7.1	7.0	7.3
IT services	2.6	2.5	2.7
Asia Pacific Japan
IT total	4.7	3.3	3.8
Packaged software	5.8	6.2	6.5
Applications	6.1	6.0	6.2
IT services	5.5	5.8	5.7

e = Estimate, p = Projection

Source: IDC Worldwide Black Book Q4 2014

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2015 in terms of revenue growth. The last years of growth momentum underscore our leadership in the transformation of the industry. In 2014, we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the SAP HANA platform, the broadest cloud portfolio, and the largest business network in the world. SAP powers the clear path to growth for businesses in the 21st century: run real time, run networked, Run Simple. We will continue to push relentlessly toward a much more predictable business model, in parallel we will further expand our core business and at the same time we will continue to expand our operating profit.

We are well-positioned and therefore confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT industry develop as currently forecasted.

Balanced in terms of regions as well as industries, we are well-positioned with our product offering to offset smaller individual fluctuations in the global economy and IT market.

The significantly more volatile market environment challenges also SAP to reach its ambitious targets. Our

INTERIM REPORT JANUARY – MARCH 2015	17

market and the demands of our customers are changing rapidly. We anticipated these changes early and positioned ourselves strategically. A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

We plan to continue to invest in countries in which we expect significant growth. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential not only regionally but also with our broad product offering helping us reach our ambitious 2015 outlook targets and medium-term aspirations for 2017 and 2020.

Operational Targets for 2015 (Non-IFRS)

Our outlook for 2015 and beyond as outlined below is based on the modified income statement described in the Changes to Income Statement Structure section in this interim management report.

Revenue and Operating Profit Outlook

We reiterate the following 2015 outlook:

-	Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.
-	The Company expects full-year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).
-	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the March 2015 average rates for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate to experience a currency benefit in a range of 8 to 11 percentage points for the full-year 2015 (10 to 13 percentage points for the second quarter 2015) and its non-IFRS operating profit growth rate at actual currencies to experience a currency benefit in a range of 10 to 13 percentage points for the full-year 2015 (12 to 15 percentage points for the second quarter 2015).

The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed on March 20, 2015 in our Annual Report on Form 20-F for December 31, 2014.

We expect that total revenue (non-IFRS) will continue to depend largely on the software license and support revenue (non-IFRS) which results mainly from the Applications, Technology & Services segment.

Since the revenue (non-IFRS) from Concur was for the first time consolidated and included in the SAP Business Network segment at the end of the fourth quarter of 2014, a particularly strong cloud subscriptions and support revenue (non-IFRS) growth is expected in this segment.

Differences Between IFRS and

Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 1/1 – 12/31/20151)	Actual Amounts from 1/1 – 3/31/2015	Actual Amounts from 1/1 – 3/31/2014
Revenue adjustments	<20	6	3
Share-based payment expenses 2),3)	660 to 700	179	48
Acquisition-related charges 4)	730 to 780	183	130
Restructuring	150 to 250	51	15

1) All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2015 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2015 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2) Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPIs (Key Performance Indicators) objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2015 may differ significantly from these estimates.

3) The estimates provided above for share-based payments expenses include grants under existing programs. New share-based payments plans may make the total amounts for 2015 differ significantly from these estimates.

4) The estimates provided above for acquisition-related charges are based on the acquisitions made by SAP up to the day of this document. Subsequent acquisitions may cause the total amounts for 2015 to differ from these estimates.

18	INTERIM MANAGEMENT REPORT

The company expects a full-year 2015 effective tax rate (IFRS) of 25.0% to 26.0% (2014: 24.7%) and an effective tax rate (non-IFRS) of 26.5% to 27.5% (2014: 26.1%).

Goals for Liquidity, Finance, Investments, and Dividends

On March 31, 2015, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2015 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. We intend to repay a US$300 million U.S. private placement and a €550 million Eurobond when they mature in October and November 2015, respectively. Furthermore, in the first quarter of 2015 we repaid €770 million in bank loans that we had taken in connection with the Concur acquisition and refinanced another part through the issuance of Eurobonds amounting to €1.75 billion, with receipt of the funds on April 1, 2015. By the time of this report, we have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2015 and 2016 can be covered in full by operating cash flow. They will mainly be spent on property improvements planned in Bangalore (India), Dubai (United Arab Emirates), New York City (United States), Potsdam (Germany), and Ra’anana (Israel). We expect investments from these activities of approximately €170 million during the next two years.

As discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F, we have amended our dividend policy: We intend to continue paying an annual dividend totaling more than 35% of profit after tax.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

Non-Financial Goals 2015

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we remain committed to increasing our employee engagement index score to 82% by 2015 (2014: 79%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2015, we aim to achieve a combined NPS score of 24%.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F did not change in the first three months of 2015.

In this section, all discussion of the medium-term prospects is based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue business while steadily increasing operating profit. Our strategic objectives are focused primarily on the following financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2015, SAP updated its ambition for 2017. We continue to expect fast growth in our cloud business, with cloud subscriptions and support revenue reaching a range between €3.5 billion to €3.6 billion in 2017. Total revenue is expected to reach €21 billion to €22 billion and operating profit is expected to be between €6.3 billion and €7.0 billion in 2017.

The changes to the 2017 goals reflect the impact of the Concur acquisition and anticipated faster customer adoption of SAP’s managed cloud offering. SAP also anticipates that its fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue, with the total of cloud subscriptions and support revenue and software support revenue reaching 65% to 70% of total revenue in 2017 (2014: 57%).

By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue – and is expected to exceed software licenses revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

SAP also has high-level ambitions for 2020, with 2020 cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion. Total revenue is expected to be between €26 billion and €28 billion and operating profit is expected to be in a range of €8 billion to €9 billion in 2020. We expect the share of more predictable revenue to grow further, with the total of cloud subscriptions and support revenue and software support revenue reaching between 70% and 75% of total revenue in 2020. To realize the expected increase in operating profit, until 2020 SAP aims to grow gross profit from cloud subscriptions and support (defined as the difference between cloud subscription and support revenue and the respective cost of revenue) by a compound annual growth rate of approximately 40% on the 2014 figure. This growth is expected to result in a cloud subscription and support gross margin; in other words, the gross margin derived from the

INTERIM REPORT JANUARY – MARCH 2015	19

cloud subscription and support gross profit that is approximately 9 percentage points higher in 2020 than in 2014 (2014: 64%). In the same period, our target is to grow gross profit from software licenses and support by a compound annual growth rate of approximately 3%, leading to an improvement in the software licenses and support gross margin of approximately 2 percentage points (2014: 86%).

SAP anticipates that the gross margins of the various cloud business models will continue to differ significantly in the long term. While the gross margin from public cloud subscriptions and from the business network are both expected to reach approximately 80% long term, we anticipate that in the long-term, gross margin on managed cloud offerings will be about 40%. In addition, based on subscription bookings, we expect, once our cloud business has achieved a mature state, approximately 80% of the cloud subscription business will be generated from existing contracts and their renewals (2014: approximately 60%) and approximately 20% from new business (2014: approximately 40%).

Opportunities

We have comprehensive opportunity-management structures in place, which are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report.

EVENTS AFTER THE REPORTING PERIOD

No events have occurred after March 31, 2015, which have a material significance for the Group’s assets, finances, and operating results.

20	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INTERIM REPORT JANUARY – MARCH 2015	21

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended March 31
€ millions, unless otherwise stated	Note	2015	2014	Change in %
Cloud subscriptions and support		503	219	>100
Software licenses		696	623	12
Software support		2,454	2,097	17
Software licenses and support		3,150	2,720	16
Cloud and software		3,653	2,939	24
Services		844	759	11
Total revenue		4,497	3,698	22

Cost of cloud subscriptions and support		–197	–84	>100
Cost of software licenses and support		–543	–499	9
Cost of cloud and software		–740	–583	27
Cost of services		–819	–654	25
Total cost of revenue		–1,559	–1,236	26
Gross profit		2,937	2,462	19
Research and development		–724	–549	32
Sales and marketing		–1,253	–968	30
General and administration		–272	–205	33
Restructuring	(5)	–51	–15	>100
TomorrowNow and Versata litigation		0	–1	<-100
Other operating income/expense, net		–1	–2	–47
Total operating expenses		–3,859	–2,975	30
Operating profit		638	723	–12

Other non-operating income/expense, net		–148	–11	>100
Finance income		48	22	>100
Finance costs		–59	–31	92
Financial income, net		–11	–9	26
Profit before tax		478	704	–32
Income tax expense	(7)	–65	–170	–62
Profit after tax		413	534	–23
attributable to owners of parent		414	534	–23
attributable to non-controlling interests		0	0	24

Earnings per share, basic (in €)*	(8)	0.35	0.45	–23
Earnings per share, diluted (in €)*	(8)	0.35	0.45	–23

* For the three months ended March 31, 2015 and 2014, the weighted average number of shares was 1,195 million (diluted 1,198 million) and 1,194 million (diluted: 1,196 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – QUARTER

For the three months ended March 31
€ millions	2015	2014
Profit after tax	413	534
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	–7	3
Income tax relating to items that will not be reclassified	0	–2
Other comprehensive income after tax for items that will not be reclassified to profit or loss	–7	1
Items that will be reclassified subsequently to profit or loss
Exchange differences	2,255	16
Available-for-sale financial assets	51	9
Cash flow hedges	–72	–8
Income tax relating to items that will be reclassified	37	–3
Other comprehensive income after tax for items that will be reclassified to profit or loss	2,271	14
Other comprehensive income net of tax	2,264	15
Total comprehensive income	2,677	549
attributable to owners of parent	2,677	549
attributable to non-controlling interests	0	0

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2015	23

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at March 31, 2015 and December 31, 2014
€ millions	Notes	2015	2014
Cash and cash equivalents		4,635	3,328
Other financial assets	(9)	959	678
Trade and other receivables	(10)	5,536	4,330
Other non-financial assets		485	431
Tax assets		241	214
Total current assets		11,855	8,980
Goodwill		22,838	20,945
Intangible assets		4,895	4,608
Property, plant, and equipment		2,184	2,102
Other financial assets	(9)	1,217	1,021
Trade and other receivables	(10)	90	100
Other non-financial assets		168	164
Tax assets		261	231
Deferred tax assets		422	355
Total non-current assets		32,076	29,527
Total assets		43,931	38,507

as at March 31, 2015 and December 31, 2014
€ millions	Notes	2015	2014
Trade and other payables		956	1,007
Tax liabilities		164	339
Financial liabilities	(11)	1,883	2,561
Other non-financial liabilities		2,201	2,807
Provision TomorrowNow and Versata litigation		0	1
Other provisions		215	149
Provisions		216	150
Deferred income	(12)	5,534	1,681
Total current liabilities		10,954	8,544
Trade and other payables		60	55
Tax liabilities		409	371
Financial liabilities	(11)	9,282	8,980
Other non-financial liabilities		244	219
Provisions		182	149
Deferred tax liabilities		431	513
Deferred income	(12)	68	78
Total non-current liabilities		10,676	10,366
Total liabilities		21,629	18,909
Issued capital		1,229	1,229
Share premium		639	614
Retained earnings		18,722	18,317
Other components of equity		2,839	568
Treasury shares		–1,220	–1,224
Equity attributable to owners of parent		22,209	19,504
Non-controlling interests		93	94
Total equity	(13)	22,302	19,598
Total equity and liabilities		43,931	38,507

Due to rounding, numbers may not add up precisely.

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

For the three months ended March 31
€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
January 1, 2014	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			534					534		534
Other comprehensive income			1	16	9	–11		15		15
Comprehensive income			535	16	9	–11		549		549
Share-based payments		13						13		13
Reissuance of treasury shares under share-based payments		2					4	6		6
Other changes			1					1	–1	0
March 31, 2014	1,229	566	16,794	–804	91	9	–1,276	16,609	7	16,616

January 1, 2015	1,229	614	18,317	366	210	–8	–1,224	19,504	94	19,598
Profit after tax			414					414	0	413
Other comprehensive income			–7	2,274	50	–53		2,264		2,264
Comprehensive income			407	2,274	50	–53		2,678		2,677
Share-based payments		21						21		21
Reissuance of treasury shares under share-based payments		3					5	8		8
Other changes			–2					–2		–2
March 31, 2015	1,229	639	18,722	2,640	260	–61	–1,220	22,209	93	22,302

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2015	25

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the three months ended March 31
€ millions	2015	2014
Profit after tax	413	534
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	321	235
Income tax expense	65	170
Financial income, net	11	9
Decrease/increase in sales and bad debt allowances on trade receivables	18	15
Other adjustments for non-cash items	–2	24
Decrease/increase in trade and other receivables	–890	–17
Decrease/increase in other assets	–145	–86
Decrease/increase in trade payables, provisions, and other liabilities	–567	–827
Decrease/increase in deferred income	3,556	2,727
Interest paid	–32	–17
Interest received	23	12
Income taxes paid, net of refunds	–405	–427
Net cash flows from operating activities	2,366	2,352

Business combinations, net of cash and cash equivalents acquired	–10	–3
Cash receipts from derivative financial instruments related to business combinations	266	0
Total cashflows for business combinations, net of cash and cash equivalents acquired	256	–3
Purchase of intangible assets and property, plant, and equipment	–139	–130
Proceeds from sales of intangible assets or property, plant, and equipment	16	14
Purchase of equity or debt instruments of other entities	–755	–562
Proceeds from sales of equity or debt instruments of other entities	122	85
Net cash flows from investing activities	–500	–596
Proceeds from reissuance of treasury shares	6	5
Proceeds from borrowings	2	0
Repayments of borrowings	–770	0
Net cash flows from financing activities	–762	5

Effect of foreign currency rates on cash and cash equivalents	203	4
Net decrease/increase in cash and cash equivalents	1,307	1,765
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	4,635	4,513

Due to rounding, numbers may not add up precisely.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2014, included in our 2014 Annual Report (extract from our 2014 Integrated Report) and our 2014 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements:

Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2014	22	250	272
Additions	2	56	58
Disposals	–2	–41	–43
December 31, 2014	22	265	287
Additions	0	3	3
Disposals	0	–10	–10
March 31, 2015	22	258	280

The additions during the first three months of 2015 relate to legal entities added in connection with foundations.

The disposals during the first three months of 2015 are mainly due to mergers and liquidations of operating and non-operating acquired legal entities.

Our changes in the scope of consolidation in the first three months of 2015 were not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Annual Report for 2014.

(3) Summary of Significant Accounting Policies

The Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2014. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2014.

Newly Adopted Accounting Standards

The new accounting standards adopted in the first three months of 2015 did not have a material impact on our Consolidated Financial Statements.

New Accounting Standards Not Yet Adopted

For more information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2014.

(4) Business Combinations

During the first three months of 2015 we have not completed any new acquisitions.

Acquisitions made in the preceding year, including the acquisition of Concur on December 4, 2014, are described in the Consolidated Financial Statements in our 2014 Annual Report.

INTERIM REPORT JANUARY – MARCH 2015	27

(5) Restructuring

Restructuring expenses were as follows:

Restructuring Expenses

€ millions	Q1 2015	Q1 2014
Employee-related restructuring expenses	51	13
Facility-related restructuring expenses	0	2
Restructuring expenses	51	15

If not presented separately, these expenses would break down as follows:

Restructuring Expenses by Functional Area

€ millions	Q1 2015	Q1 2014
Cost of Cloud and Software	7	2
Cost of Services	16	2
Research and development	8	1
Sales and marketing	15	8
General and administration	5	2
Restructuring expenses	51	15

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(6) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q1 2015	Q1 2014
Salaries	1,757	1,466
Social security expenses	298	240
Share-based payment expenses	179	48
Pension expenses	78	61
Employee-related restructuring expenses	51	13
Termination benefits	8	8
Employee Benefits Expense	2,371	1,835

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. Fieldglass and Concur are therefore not included in prior year numbers.

On March 31, 2015, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 74,551 employees is mainly due to the acquisition of Concur in December 2014.

Number of Employees (in Full-Time Equivalents)

	March 31, 2015				March 31, 2014
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,000	3,289	5,211	14,501	4,901	2,924	3,559	11,384
Services	7,226	4,936	2,967	15,129	7,191	4,336	2,980	14,508
Research and development	9,160	4,029	5,911	19,100	8,866	3,635	5,388	17,888
Sales and marketing	7,169	7,256	3,658	18,083	6,399	6,372	3,069	15,841
General and administration	2,463	1,623	978	5,064	2,448	1,456	721	4,624
Infrastructure	1,462	833	379	2,674	1,393	799	312	2,505
SAP Group (March 31)	33,479	21,967	19,104	74,551	31,199	19,522	16,029	66,750
SAP Group (average first three months)	33,447	21,977	19,031	74,455	31,148	19,554	16,020	66,722

INTERIM REPORT JANUARY – MARCH 2015	29

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1 2015	Q1 2014
Cost of cloud and software	17	5
Cost of services	32	8
Research and development	39	10
Sales and marketing	50	12
General and administration	42	13
Share-based payments	179	48

For more information about our share-based payments, see Note 15.

(7) Income Taxes

In the first quarter of 2015, income taxes and the effective tax rate, each compared with the first quarter of 2014, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q1 2015	Q1 2014
Profit before tax	478	704
Income tax expense	–65	–170
Effective tax rate (in %)	13.6	24.1

(8) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q1 2015	Q1 2014
Profit attributable to equity holders of SAP SE	414	534
Issued ordinary shares1)	1,229	1,229
Effect of treasury shares1)	–33	–35
Weighted average shares outstanding, basic1)	1,195	1,194
Dilutive effect of share-based payments1)	3	2
Weighted average shares outstanding, diluted1)	1,198	1,196
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	0.35	0.45
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	0.35	0.45

1) Number of shares in millions

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(9) Other Financial Assets

Other financial assets comprise the following:

Other Financial Assets

	March 31, 2015
€ millions	Current	Non-Current	Total
Loans and other financial receivables	426	300	726
Debt investments	323	0	323
Equity investments	1	723	723
Available-for-sale financial assets	324	723	1,046
Derivatives	209	118	327
Investments in associates	0	76	76
Total	959	1,217	2,176

	December 31, 2014
€ millions	Current	Non-Current	Total
Loans and other financial receivables	173	286	459
Debt investments	40	0	40
Equity investments	1	596	597
Available-for-sale financial assets	41	596	637
Derivatives	464	90	554
Investments in associates	0	49	49
Total	678	1,021	1,699

(10) Trade and Other Receivables

Trade and other receivables comprise the following:

Trade and Other Receivables

	March 31, 2015
€ millions	Current	Non-Current	Total
Trade receivables, net	5,476	1	5,477
Other receivables	60	89	149
Total	5,536	90	5,626

	December 31, 2014
€ millions	Current	Non-Current	Total
Trade receivables, net	4,241	1	4,242
Other receivables	89	99	188
Total	4,330	100	4,430

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	3/31/ 2015	12/31/ 2014
Gross carrying amount	5,692	4,428
Sales allowances charged to revenue	–155	–134
Allowance for doubtful accounts charged to expense	–60	–52
Carrying amount trade receivables, net	5,477	4,242

INTERIM REPORT JANUARY – MARCH 2015	31

(11) Financial Liabilities

Financial liabilities comprise the following:

Financial Liabilities

€ millions	March 31, 2015
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	550	4,000	549	3,993	4,542
Private placement transactions	279	2,184	279	2,221	2,500
Bank loans	512	3,000	513	2,988	3,501
Financial debt	1,341	9,184	1,340	9,202	10,542
Derivatives	NA	NA	370	75	445
Other financial liabilities	NA	NA	173	5	178
Financial liabilities			1,883	9,282	11,165

€ millions	December 31, 2014
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	631	4,000	630	3,998	4,628
Private placement transactions	247	1,936	247	1,948	2,195
Bank loans	1,279	3,000	1,277	2,985	4,262
Financial debt	2,157	8,936	2,154	8,931	11,085
Derivatives	NA	NA	287	46	333
Other financial liabilities	NA	NA	120	4	124
Financial liabilities			2,561	8,980	11,542

(12) Deferred Income

On March 31, 2015, our current deferred income was €5,534 million (December 31, 2014: €1,681 million) and our non-current deferred income was €68 million (December 31, 2014: €78 million). On March 31, 2015, current deferred income includes a total of €794 million in deferred revenue (December 31, 2014: €690 million; March 31, 2014: €451 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(13) Total Equity

Issued Shares

On March 31, 2015, SAP SE had 1,228,504,232 no-par issued shares (December 31, 2014: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first three months of 2015.

Treasury Shares

In the first three months of 2015, we did not acquire shares for treasury, 0.1 million shares were disposed at an average price of €36.80 per share.

In the first three months of 2014, we did not acquire shares for treasury, 0.1 million shares were disposed at an average price of €36.79 per share.

Share sales in 2015 and 2014 were in connection with our share-based payments, which are described in Note (28) in the Annual Report for 2014.

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first quarter:

€ millions	Q1 2015	Q1 2014
Gains (losses) on exchange differences	2,255	16
Gains (losses) on remeasuring available-for-sale financial assets	51	11
Reclassification adjustments on available-for-sale financial assets	0	–2
Available-for-sale financial assets	51	9
Gains (losses) on cash flow hedges	–99	2
Reclassification adjustments on cash flow hedges	27	–10
Cash flow hedges	–72	–8

(14) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of March 31, 2015, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of March 31, 2015, are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-Related Litigation and Claims

Intellectual property-related litigation and claims comprise cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

There have been no significant changes to the amount of provisions recorded for intellectual property-related litigation and claims compared to the amounts disclosed in Note (19b) to our 2014 Consolidated Financial Statements.

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Individual cases of intellectual property-related litigation and claims comprise:

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in patents held by Versata. In August 2014, after numerous legal proceedings (see Note (24) to our 2014 Consolidated Financial Statements for details), Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the patent litigation between the companies. Under the terms of the Agreement, Versata has licensed to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase), IBM, and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the

INTERIM REPORT JANUARY – MARCH 2015	33

outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims. In February, 2015 SAP filed a declaratory judgment action in Frankfurt/Main, Germany asking the German court to rule that SAP did not misappropriate any Wellogix trade secret.

Customer-Related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

For more information about provisions recorded for customer-related litigation and claims, see our 2014 Annual Report, Notes to the Consolidated Financial Statements section, Note (19b).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Non-Income Tax-Related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €83 million. We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about income tax-related litigation, see Note (7).

(15) Share-Based Payments

For a detailed description of our share-based payment plans, see Note (28) in our 2014 Annual Report, Notes to the Consolidated Financial Statements section.

The outstanding bonus shares under the Share Matching Plan are as follows:

Number of outstanding awards under SMP

thousands	3/31/ 2015	12/31/ 2014
Outstanding awards	3,908	3,935

(16) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

There have been no significant changes to our financial risk management since December 31, 2014, except as follows: The placement of a triple-tranche Eurobond transaction consisting of a €500 million two-year floating rate tranche at 3-month-Euribor plus 17bp (issue price 100%), a €650 million five-year floating rate tranche at 3-month-Euribor plus 30bp (issue price 100%) and a €600 million ten-year fixed rate tranche with a coupon of 1,000% (issue price 99,264%). We plan to use the proceeds for the refinancing of the term loan for the acquisition of Concur Technologies, Inc.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: Loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). For those financial instruments measured at fair value or for which fair value must be disclosed, we have categorized the financial instruments into a three-level fair value hierarchy depending on the inputs used to determine fair value and their significance for the valuation techniques. Where financial assets and liabilities are shown as measured at fair value, this is done on a recurring basis.

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category in IAS 39 and the allocation to the fair value hierarchy as mandated by IFRS 13 as at the reporting date.

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Fair Values of Financial Instruments

€ millions					2015
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	4,635	4,635
Trade and other receivables		5,626
Trade receivables[1]	L&R	5,477	5,477
Other receivables[2]	-	150
Other financial assets		2,176
Available-for-sale financial assets
Debt investments	AFS	323		323	323			323
Equity investments	AFS	723		723	139	129	455	723
Investments in associates[2]	-	76
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	-	134
Other loans and other financial receivables	L&R	592	592			592		592
Derivative assets
Designated as hedging instrument
FX forward contracts	-	10		10		10		10
Interest rate swaps	-	103		103		103		103
Not designated as hedging instrument
FX forward contracts	HFT	141		141		141		141
Call options for share-based payments	HFT	59		59		59		59
Call option on equity shares	HFT	14		14			14	14
Liabilities
Trade and other payables		–1,016
Trade payables[1]	AC	–725	–725
Other payables[2]	-	–291
Financial liabilities		–11,165
Non-derivative financial liabilities
Loans	AC	–3,501	–3,501			–3,501		–3,501
Bonds	AC	–4,542	–4,542		–4,725			–4,725
Private placements	AC	–2,500	–2,500			–2,615		–2,615
Other non-derivative financial liabilities	AC	–178	–178			–178		–178
Derivatives
Designated as hedging instrument
FX forward contracts	-	–94		–94		–94		–94
Interest rate swaps	-	0		0		0		0
Not designated as hedging instrument
FX forward contracts	HFT	–351		–351		–351		–351
Total financial instruments, net		256	–742	929	–4,263	–5,704	470	–9,498

INTERIM REPORT JANUARY – MARCH 2015	35

€ millions					2014
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,328	3,328
Trade and other receivables		4,430
Trade receivables[1]	L&R	4,242	4,242
Other receivables[2]	-	188
Other financial assets		1,699
Available-for-sale financial assets
Debt investments	AFS	40		40	40			40
Equity investments	AFS	597		597	108	101	388	597
Investments in associates[2]	-	49
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	-	136
Other loans and other financial receivables	L&R	324	324			324		324
Derivative assets
Designated as hedging instrument
FX forward contracts	-	10		10		10		10
Interest rate swaps	-	77		77		77		77
Not designated as hedging instrument
FX forward contracts	HFT	411		411		411		411
Call options for share-based payments	HFT	43		43		43		43
Call option on equity shares	HFT	13		13			13	13
Liabilities
Trade and other payables		–1,061
Trade payables[1]	AC	–756	–756
Other payables[2]	-	–305
Financial liabilities		–11,542
Non-derivative financial liabilities
Loans	AC	–4,261	–4,261			–4,261		–4,261
Bonds	AC	–4,628	–4,628		–4,810			–4,810
Private placements	AC	–2,195	–2,195			–2,301		–2,301
Other non-derivative financial liabilities	AC	–124	–124			–124		–124
Derivatives
Designated as hedging instrument
FX forward contracts	-	–22		–22		–22		–22
Interest rate swaps	-	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–310		–310		–310		–310
Total financial instruments, net		–3,146	–4,072	858	–4,662	–6,054	400	–10,315

1 We do not disclose the fair value of cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

2 Since the line items trade receivables, trade payables and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Fair Values of Financial Instruments Classified According IAS 39

€ millions					2015
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	214		214
Available-for-sale	AFS	1,046		1,046
Loans and receivables	L&R	10,703	10,703
Financial liabilities
At fair value through profit or loss	HFT	–351		–351
At amortized cost	AC	–11,445	–11,445
Outside scope of IAS 39
Financial instruments related to employee benefit plans		134			134
Investments in associates		76			76
Other receivables		150			150
Other payables		–291			–291
Derivatives designated as hedging instrument		19		19
Total financial instruments, net		256	–742	929	69

€ millions					2014
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	467		467
Available-for-sale	AFS	637		637
Loans and receivables	L&R	7,893	7,893
Financial liabilities
At fair value through profit or loss	HFT	–310		–310
At amortized cost	AC	–11,965	–11,965
Outside scope of IAS 39
Financial instruments related to employee benefit plans		136			136
Investments in associates		49			49
Other receivables		188			188
Other payables		–305			–305
Derivatives designated as hedging instrument		64		64
Total financial instruments, net		–3,146	–4,072	858	68

Determination of Fair Value

It is our policy to recognize transfers at the beginning of the respective period when the event or change in circumstances occurred that caused the transfer.

A detailed overview of the determination of fair value, the respective inputs as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Note (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

INTERIM REPORT JANUARY – MARCH 2015	37

(17) Segment and Geographic Information

General Information

At March 31, 2015, SAP had two reportable segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM): Applications, Technology & Services and SAP Business Network. These segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our business network activities or cover other areas of our business.

The Applications, Technology & Services segment derives its revenues primarily from the sale of software licenses, subscriptions to our cloud applications and related services (mainly support services and various professional services and premium support services, as well as implementation services of our software products and educational services on the use of our products).

The SAP Business Network segment emerged in early 2015 from combining all SAP network offerings (that is, predominantly the activities of the Concur business purchased end of 2014 and the activities of the Ariba and Fieldglass businesses acquired earlier) into one network of networks which covers sourcing, procurement, and travel and expense. The SAP Business Network segment derives its revenues mainly from transactional fees charged for the use of SAP’s cloud-based collaborative business network and from services relating to the SAP Business Network (including cloud applications, professional services, and educational services). Within the SAP Business Network segment, we mainly market and sell the cloud offerings developed by Ariba, Fieldglass, and Concur.

The financial data presented for 2015 contains all revenue and expenses from Concur and Fieldglass. Their data is not included in the prior-year amounts.

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	Q1 2015		Q1 2014	Q1 2015		Q1 2014	Q1 2015		Q1 2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	203	174	127	306	256	94	508	430	221
Software licenses	696	626	611	0	0	0	696	626	611
Software support	2,445	2,230	2,091	8	6	7	2,453	2,236	2,098
Software licenses and support	3,141	2,856	2,702	8	6	7	3,149	2,863	2,709
Cloud and software	3,344	3,030	2,829	314	263	100	3,658	3,293	2,930
Services	784	711	736	55	45	20	839	756	755
Total segment revenue	4,128	3,741	3,565	368	308	120	4,497	4,048	3,685
Cost of cloud subscriptions and support	–99	–91	–44	–74	–63	–19	–173	–155	–64
Cost of software licenses and support	–471	–429	–432	0	0	–2	–471	–429	–434
Cost of cloud and software	–570	–520	–477	–74	–64	–21	–644	–584	–498
Cost of services	–727	–674	–609	–44	–38	–17	–771	–712	–626
Total cost of revenue	–1,297	–1,194	–1,085	–119	–102	–39	–1,415	–1,296	–1,124
Segment gross profit	2,832	2,547	2,480	250	206	81	3,081	2,752	2,561
Other segment expenses	–1,407	–1,299	–1,213	–184	–157	–62	–1,591	–1,456	–1,275
Segment profit	1,425	1,248	1,266	66	49	20	1,490	1,297	1,286

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board.

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.

Most of our depreciation and amortization expense affecting segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all operating segments presented.

Our management reporting system produces a variety of reports that differ by the currency exchange rates used in the accounting for foreign currency transactions and operations. Reports based on actual currencies use the same currency rates used in our financial statements while reports based on

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

constant currency report revenues or expenses of the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We measure the performance of our operating segments through an operating profit measure. The accounting policies applied in the measurements of operating segments’ revenue and profits differ, however, as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

-	The measurement of the segment revenue and results includes the recurring revenues that would have been reflected by acquired entities had they remained stand-alone entities but which are not reflected as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.
-	The measurement of the expenses exclude the following expenses:
-	Acquisition-related charges
-	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)
-	Settlements of pre-existing relationships in connection with a business combination
-	Acquisition-related third-party costs
-	Expenses from the TomorrowNow litigation and the Versata litigation
-	Share-based payment expenses
-	Restructuring expenses
-	Expenses of certain corporate-level activities are not allocated to our segments including finance, accounting, legal, human resources, and marketing. They are disclosed in the reconciliation under other expenses.

The segment information for prior periods has been restated to conform to the new two-segment-structure.

Reconciliation of Revenue and Results of Segments

€ millions	Q1 2015		Q1 2014
	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	4,497	4,048	3,685
Other revenue	6	5	17
Adjustment for currency impact	0	449	0
Adjustment of revenue under fair value accounting	–6	–6	–3
Total revenue	4,497	4,497	3,698

Total segment profit for reportable segments	1,490	1,297	1,286
Other revenue	6	5	17
Other expenses	–440	–400	–383
Adjustment for currency impact	0	155	0
Adjustment for
Revenue under fair value accounting	–6	–6	–3
Acquisition-related charges	–183	–183	–130
Share-based payments expenses	–179	–179	–48
Restructuring	–51	–51	–15
TomorrowNow and Versata litigation	0	0	–1
Operating profit	638	638	723
Other non-operating income/expense, net	–148	–148	–11
Financial income, net	–11	–11	–9
Profit before tax	478	478	704

Geographic Information

In the first quarter of 2015, we aligned our revenue by region disclosures with the changes we made to the structure of our income statement (see our Interim Management Report, Report on Economic Position, for details regarding these changes). Comparative prior period data have been adjusted accordingly.

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q1 2015	Q1 2014
EMEA	115	54
Americas	344	147
APJ	44	19
SAP Group	503	219

INTERIM REPORT JANUARY – MARCH 2015	39

Cloud and Software Revenue by Region

€ millions	Q1 2015	Q1 2014
EMEA	1,570	1,393
Americas	1,509	1,131
APJ	574	416
SAP Group	3,653	2,939

Total Revenue by Region

€ millions	Q1 2015	Q1 2014
Germany	558	535
Rest of EMEA	1,383	1,233
EMEA	1,941	1,768
United States	1,455	1,064
Rest of Americas	399	356
Americas	1,855	1,419
Japan	154	129
Rest of APJ	547	382
APJ	701	511
SAP Group	4,497	3,698

(18) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (31).

(19) Events After the Reporting Period

No events have occurred after March 31, 2015, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

On behalf of the Executive Board of SAP SE, the Chief Financial Officer of SAP SE approved these Consolidated Interim Financial Statements for the first quarter of 2015 on April 17, 2015, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	503	6	509	–78	430	219	1	221	129	131	95
Software licenses	696	0	696	–70	626	623	0	623	12	12	1
Software support	2,454	0	2,454	–217	2,237	2,097	2	2,098	17	17	7
Software licenses and support	3,150	0	3,150	–287	2,863	2,720	2	2,722	16	16	5
Cloud and software	3,653	6	3,659	–365	3,294	2,939	3	2,942	24	24	12
Services	844	0	844	–84	760	759	0	759	11	11	0
Total revenue	4,497	6	4,502	–449	4,054	3,698	3	3,701	22	22	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–197	22	–175			–84	19	–65	>100	>100
Cost of software licenses and support	–543	73	–470			–499	60	–439	9	7
Cost of cloud and software	–740	96	–644			–583	79	–504	27	28
Cost of services	–819	51	–768			–654	26	–628	25	22
Total cost of revenue	–1,559	147	–1,412			–1,236	105	–1,132	26	25
Gross profit	2,937	152	3,090			2,462	108	2,570	19	20
Research and development	–724	81	–643			–549	23	–526	32	22
Sales and marketing	–1,253	93	–1,160			–968	34	–934	30	24
General and administration	–272	42	–229			–205	15	–189	33	21
Restructuring	–51	51	0			–15	15	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–1	1	0	<-100	0
Other operating income/expense, net	–1	0	–1			–2	0	–2	–47	–47
Total operating expenses	–3,859	413	–3,446	294	–3,152	–2,975	193	–2,782	30	24	13

Profit Numbers
Operating profit	638	419	1,056	–155	902	723	196	919	–12	15	–2
Other non-operating income/expense, net	–148	0	–148			–11	0	–11	>100	>100
Finance income	48	0	48			22	0	22	>100	>100
Finance costs	–59	0	–59			–31	0	–31	92	92
Financial income, net	–11	0	–11			–9	0	–9	26	26
Profit before tax	478	419	897			704	196	900	–32	0
Income tax expense	–65	–135	–200			–170	–64	–233	–62	–14
Profit after tax	413	284	697			534	133	667	–23	5
attributable to owners of parent	414	284	698			534	133	667	–23	5
attributable to non-controlling interests	0	0	0			0	0	0	24	24

Key Ratios
Operating margin (in %)	14.2		23.5		22.2	19.5		24.8	–5.4pp	–1.4pp	–2.6pp
Effective tax rate (in %)	13.6		22.3			24.1		25.9	–10.5pp	–3.6pp
Earnings per share, basic (in €)	0.35		0.58			0.45		0.56	–23	5

* Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2015	41

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q1 2015	Q1 2014
Operating profit (IFRS)	638	723
Revenue adjustments	6	3
Adjustment for acquisition-related charges	183	130
Adjustment for share-based payment expenses	179	48
Adjustment for restructuring	51	15
Adjustment for TomorrowNow and Versata litigation	0	1
Operating expense adjustments	413	193
Operating profit adjustments	419	196
Operating profit (Non-IFRS)	1,056	919

Due to rounding, numbers may not add up precisely.

42	SUPPLEMENTARY FINANCIAL INFORMATION

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions	2015					2014			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	115	1	116	–11	105	54	0	54	113	114	93
Americas	344	5	348	–61	287	147	1	148	134	136	94
APJ	44	0	44	–6	38	19	0	19	136	137	105
Cloud subscriptions and support revenue	503	6	509	–78	430	219	1	221	129	131	95

Cloud and software revenue by region
EMEA	1,570	1	1,571	–36	1,535	1,393	1	1,394	13	13	10
Americas	1,509	5	1,514	–264	1,250	1,131	2	1,133	33	34	10
APJ	574	0	574	–65	509	416	0	416	38	38	23
Cloud and software revenue	3,653	6	3,659	–365	3,294	2,939	3	2,942	24	24	12

Total revenue by region
Germany	558	0	558	–1	557	535	0	535	4	4	4
Rest of EMEA	1,383	1	1,384	–46	1,337	1,233	1	1,234	12	12	8
Total EMEA	1,941	1	1,942	–48	1,894	1,768	1	1,769	10	10	7
United States	1,455	5	1,460	–266	1,194	1,064	1	1,065	37	37	12
Rest of Americas	399	0	399	–56	343	356	0	356	12	12	–4
Total Americas	1,855	5	1,859	–322	1,538	1,419	2	1,421	31	31	8
Japan	154	0	154	–8	146	129	0	129	19	19	13
Rest of APJ	547	0	547	–71	476	382	0	382	43	43	25
Total APJ	701	0	701	–80	622	511	0	511	37	37	22
Total revenue	4,497	6	4,502	–449	4,054	3,698	3	3,701	22	22	10

* Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2015	43

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015
Revenue Numbers
Cloud subscriptions and support (IFRS)	219	241	277	349	1,087	503
Revenue adjustment*	1	1	1	10	14	6
Cloud subscriptions and support (non-IFRS)	221	242	278	360	1,101	509

Software licenses (IFRS = non-IFRS)	623	957	951	1,867	4,399	696

Software support (IFRS)	2,097	2,158	2,232	2,342	8,829	2,454
Revenue adjustment*	2	1	1	1	5	0
Software support (non-IFRS)	2,098	2,160	2,233	2,343	8,834	2,454

Software licenses and support (IFRS)	2,720	3,116	3,184	4,209	13,228	3,150
Revenue adjustment*	2	1	1	1	5	0
Software licenses and support (non-IFRS)	2,722	3,117	3,185	4,210	13,233	3,150

Cloud and software (IFRS)	2,939	3,357	3,461	4,558	14,315	3,653
Revenue adjustment*	3	2	2	12	19	6
Cloud and software (non-IFRS)	2,942	3,359	3,463	4,570	14,334	3,659

Services (IFRS = non-IFRS)	759	794	793	899	3,245	844

Total revenue (IFRS)	3,698	4,151	4,254	5,458	17,560	4,497
Revenue adjustment*	3	2	2	12	19	6
Total revenue (non-IFRS)	3,701	4,153	4,256	5,469	17,580	4,502

Operating profit (IFRS)	723	698	1,157	1,753	4,331	638
Revenue adjustment*	3	2	2	12	19	6
Expense adjustment*	193	536	196	362	1,288	413
Operating profit (non-IFRS)	919	1,236	1,355	2,127	5,638	1,056

Operating margin (IFRS, in %)	19.5	16.8	27.2	32.1	24.7	14.2
Operating margin (non-IFRS, in %)	24.8	29.8	31.8	38.9	32.1	23.5

Effective tax rate (IFRS, in %)	24.1	22.6	26.5	24.5	24.7	13.6
Effective tax rate (non-IFRS, in %)	25.9	25.4	27.7	25.5	26.1	22.3

Earnings per share, basic (IFRS, in €)	0.45	0.47	0.74	1.10	2.75	0.35
Earnings per share, basic (non-IFRS, in €)	0.56	0.79	0.84	1.31	3.50	0.58

44	SUPPLEMENTARY FINANCIAL INFORMATION

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015
Net cash flows from operating activities	2,352	223	507	416	3,499	2,366
Purchases of intangible assets, and property, plant, and equipment	–130	–174	–168	–265	–737	–139
Free cash flow	2,222	49	339	151	2,762	2,227

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	451	445	498	690	690	794

Days’ sales outstanding (DSO, in days)**	63	64	65	65	65	67

Headcount (quarter end)***	66,750	67,651	68,835	74,406	74,406	74,551

Employee retention (in %, rolling 12 months)	93.4	93.5	93.3	93.5	93.5	93.3
Women in management (in %, quarter end)	20.9	21.1	21.3	22.4	22.4	22.3
Greenhouse gas emissions (in kilotons)	120	140	125	115	500	150

* Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

** Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

*** In full-time equivalents

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2015	45

ADDITIONAL INFORMATION

Financial Calendar

May 20, 2015

Annual General Meeting of Shareholders, Mannheim, Germany

July 21, 2015

Second-quarter earnings release, telephone conference

October 20, 2015

Third-quarter earnings release, telephone conference

January 22, 2016

Fourth-quarter and full-year 2015 preliminary earnings release, telephone conference

Investor Services

Additional information about this interim report is available online at www.sap.com/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

-	The 2014 Integrated Report (IFRS, www.sapintegratedreport.com)
-	The 2014 Annual Report (IFRS, PDF)
-	The 2014 Annual Report 20-F (IFRS, PDF)
-	The 2014 SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)
-	Interim reports (IFRS, PDF)
-	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

Addresses

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Imprint

Overall Responsibility:

SAP SE

Corporate Financial Reporting

Published on April 21, 2015

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46	ADDITIONAL INFORMATION